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SEC FILE NUMBER
8-46844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Purshe Kaplan Sterling Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 State Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Peter Purcell	518-436-3536	ppurcell@pksinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W Wacker Drive 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

**FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2021

PUBLIC DOCUMENT

This report is filed in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS



OATH OR AFFIRMATION

I, John Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Purshe Kaplan Sterling Investments Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires ~~Nov. 4, 20~~ 1/8/2028

Katherine M. Flouton
Notary Public

Signature: [signature]

Title:
CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Purshe Kaplan Sterling Investments Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Purshe Kaplan Sterling Investments Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 11, 2022

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	4,800,808
Due from clearing broker		440,504
Receivables		9,721,603
Prepaid expenses		133,047
Furniture and equipment, net		495,860
Right of Use Asset		29,530
Deposit with clearing broker		175,000
Security deposits		14,764
TOTAL ASSETS	$	15,811,116

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable and accrued expenses	$	388,056
Accrued commissions payable		11,904,987
Lease liabilities		27,035
Income taxes payable		22,024
Subordinated loan - Parent Company		150,000
TOTAL LIABILITIES		12,492,102

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares		
authorized, issued and outstanding		10,000
Additional paid-in capital		14,954,028
Retained earnings		(11,645,014)
Total stockholder's equity		3,319,014
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,811,116

The accompanying notes are an integral part of this statement.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE A. Organization and Nature of Business

Purshe Kaplan Sterling Investments, Inc. (the "Company" or "PKSI"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and the Securities Investors Protection Corporation ("SIPC"). The Company maintains its corporate office in Albany, New York, and branch offices throughout the United States of America ("U.S.").

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the U.S. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker dealer industry.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services LLC ("Wentworth").

NOTE B. Summary of Significant Accounting Policies

Use of Estimates and Assumptions
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts and the impairment of long lived assets.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash and money market funds, all of which have original maturities of three months or less. The company regularly maintains cash and cash equivalents balances that exceed Federal Insurance Corporation limits.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

Receivables

The Company's receivables consist of amounts due from its clearing firm, clients and financial institutions. The Company recognizes an allowance for doubtful accounts to ensure receivables are stated at net realizable value. Reserves for collectability are maintained for various counterparties based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customer's operating results or financial position. If circumstances related to counterparties change, estimates of the recoverability of receivables would be further adjusted. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been recorded as of December 31, 2021.

Furniture and Equipment, net

Furniture and equipment is recorded at cost, net of accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Impairment of Long-Lived Assets

The Company assesses the recoverability of its long-lived assets, including furniture and equipment, when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows. If an asset's carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference. Based on its assessments, the Company did not record any impairment charges for the year ended December 31, 2021.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

Leases
The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use ("ROU") asset and lease liability on its statement of financial condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, and long-term operating lease liabilities on the Company's statement of financial condition.

Litigation Accruals
Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be reasonably estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Income Taxes
The Company is included in the consolidated federal income tax return filed by PKS Holdings. LLC. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 - *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statements for the year ended December 31, 2021.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively. There were no amounts accrued for interest or penalties for the year ended December 31, 2021. Management does not expect any material changes in its unrecognized tax benefits in the next year.

Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers under FASB ASC 606, Revenue from Contracts with Customers, following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities, and have been disaggregated accordingly on the statement of income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income
The Company's revenue from contracts with customers includes revenue derived from a portion of fees charged by the clearing firm to customer accounts.

Commissions
The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer at a point in time. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

The Company enters into arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date at a point in time. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Trail Income
Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE B. Summary of Significant Accounting Policies-Continued

Contract Balances
The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company records a contract asset when the Company has recognized revenue prior to payment but the Company's right to payment is conditional on something other than the passage of time. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2021, the Company had receivables from contracts with customers totaling $9,721,602.   The opening balance of receivables from contracts with customers was $8,055,616 as of January 1, 2021. As of December 31, 2021 and January 1, 2021 the Company had liabilities from contracts with customers totaling $0 and $37,000.

Interest Income
The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for FASB ASC 606, as it is not generated from contracts with customers.

Advertising and Promotional Expenses
The Company expenses advertising and promotion costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and, therefore, do not require capitalization.

NOTE C. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 or 6.67% of the aggregate indebtedness and both as defined, shall not exceed 15 to 1.

The Company had net capital of $1,585,898 as of December 31, 2021. The Company had net capital of $764,893 in excess of its required net capital of $821,005 as of December 31, 2021. The Company's net capital ratio was 7.77 to 1 as of December 31, 2021.

Under its agreement with National Financial Services, LLC ("NFS"), the Company is required to maintain net capital of $400,000.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE D. Liabilities Subordinated to Claims of Creditors

In October 2005, the Company borrowed $150,000 from its Parent Company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordinated agreement. Accordingly, the note principal amount is allowed in computing net capital under SEC Rule 15c3-1. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Parent Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal on the note are subordinate to the claims of all creditors of the Company.

The note is scheduled to mature in October 2022. Under the terms of the amended subordinated agreement, the maturity date of the note will be automatically extended an additional year until the Parent Company or the Company notifies FINRA in writing that it intends to not extend the maturity date.

NOTE E. Fully Disclosed Clearing Agreement

The company clears customer transactions with NFS, a carrying broker-dealer registered with the SEC, on a fully disclosed basis. As of December 31, 2021 the Company had a deposit with NFS of $175,000 pursuant to its clearing agreement and had receivables of $440,504, which consisted of amounts held in cash and money market funds by NFS.

NOTE F. Furniture and Equipment

Furniture and equipment consisted of the following as of December 31, 2021:

Computer equipment	$ 707,388
Furniture	194,795
Office equipment	217,390
	1,119,573
Less: accumulated depreciation	623,713
Furniture and equipment, net	$ 495,860

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE G. Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

NOTE H. Retirement Plan

The Company maintains a 401(k) retirement plan for the benefit of its employees. Contributions to the Plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate.

NOTE I. Related - Party Transactions

The Company pays the Parent Company and Wentworth fees to cover management and other support costs under an expense sharing agreement. The total shared expenses charged to the Company totaled approximately $6,000,000 for the year ended December 31, 2021.

The Company receives reimbursement under expense sharing agreements from Purshe Kaplan Sterling Advisory ("PKSA") and Purshe Kaplan Sterling Financial ("PKSF"), that are wholly-owned entities of the Parent Company to cover certain operating costs. Reimbursements received for these costs totaled approximately $1,000,000 for the year ended December 31, 2021.

The Company earned revenue of approximately $550,000 from a company that is controlled by a principal shareholder of a company that is the indirect owner of the Company. As of December 31, 2021, the Company is owed $35,000 from this related company.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE J. Income Taxes

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities. The Company is not currently under examination but is subject to examination by U.S. tax authorities for up to three years of tax filings.

As of December 31, 2021 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the follows:

Deferred tax assets - net operating loss carry forwards	$ 2,327,000
Valuation allowance	(2,299,000)
Deferred tax assets after valuation allowance	28,000
Deferred tax liability - depreciation	(28,000)
Net Deferred Tax Assets (Liability)	$ -

The Company has pre-tax net operating loss carryforwards of approximately $9,000,000 as of December 31, 2021 that have indefinite lives.

NOTE K. Leases

Operating Leases

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York. All premises are leased from the parent company PKS Holdings, LLC under short term month to month operating leases.

The company leases mailing equipment for use in its 80 State Street headquarters. The breakdown of remaining liability and payments are as follows:

Remaining payments through December 31, 2023	$ 30,685
Less: Imputed interest (Weighted average discount rate of 10%)	(3,652)
Present value of lease liability	27,033

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to the Financial Statement
December 31, 2021

NOTE L. Commitments and Contingencies

Litigation

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time. As of December 31, 2021, claimants in these proceedings are seeking damages of approximately $550,000.

On March 1, 2021, a settlement agreement on behalf of the Company was reached with one Janet Anderson and ultimately fifty additional persons ("Claimants") in a FINRA arbitration. In the settlement agreement, the Company was released from the claim, Wentworth was named as the responsible party to pay the Claimants $1.6 million (the "Settlement Amount") into a trust account, and in exchange, the Claimants agreed to withdraw the arbitration.

The Settlement Agreement specifically designated Wentworth as the party that was obliged to pay the full Settlement Amount with a portion of the settlement amount paid by insurance under a policy whereby Wentworth was named first insured. Upon the offering and acceptance of the settlement agreement, and payment of the Settlement Amount by Wentworth (in the amount of $1.2 million) and by the Company's insurer (in the amount of $400 thousand) on March 5, 2021, the specific amounts of loss and recovery were determined.

Indemnification
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

NOTE L. Commitments and Contingencies - Continued

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. At December 31, 2021, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE M. Subsequent Events

Management has evaluated all subsequent events through the date the accompanying Financial Statement was issued.